MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

October 12, 2018

Mr. Frank Buda

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Comments on the Schedule 14A filing (the “Proxy”) for MainStay VP Funds Trust (SEC File No. 002-86082) (the “Registrant”)

Dear Mr. Buda:

This letter responds to comments provided by telephone on October 4, 2018, with respect to the Proxy. The Proxy was filed with the Securities and Exchange Commission on September 28, 2018. On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as the Proxy, except as defined herein.

Comment 1: Please mark all preliminary proxy statements with disclosure that it is preliminary.

Response: We will make the change in future preliminary proxy statements.

Comment 2: The Proxy repeatedly refers to the Repositioning; in order to aid shareholder understanding of the proposals, including the reason that FIAM is an appropriate subadvisor, please include a more detailed summary of the Repositioning than is currently present in the Proxy. Please also revise footnote 1 to indicate where in the proxy statement a shareholder may find that information.

Response: We have made the change as requested.

Comment 3: In the list of Board considerations for Proposal One, please also disclose any considerations of the Board that were adverse to the proposal, if any.

Response: The disclosure summarizes the primary factors and information considered by the Board in evaluating Proposal One.

Comment 4: The MSCI USA IMI Utilities 25/50 Index is not a broad-based securities market index; while this index can be used as a secondary index, the Portfolio’s registration statement should be amended accordingly if shareholders approve this proposal.

Response: We respectfully decline to make this change. The Registrant believes this is an appropriate index.

Comment 5: Please delete the parentheticals in the following sentence:

(A fractional share has a fractional vote.)

Response: We have made the change as requested.

Comment 6: Please clarify in the disclosure if the Repositioning will still occur if Proposal One is not adopted.

Response: We have added disclosure to clarify that the Portfolio may make certain changes in connection with the Repositioning without shareholder approval. In addition, please refer to the Registrant’s response to Comment 8.

Comment 7: Please confirm in the disclosure that in the event that shareholders do not approve Proposal One, the Portfolio will not use the Order to approve FIAM as the subadviser.

Response: We respectfully decline to make this change but confirm that the Registrant will comply with all of the conditions of the Order in the event that the Registrant relies on the Order.

Comment 8: Please explain in correspondence as to why Proposal One is being done through proxy solicitation rather than relying on the Order.

Response: After considering the Repositioning, in particular, the proposed change in classification from a diversified fund to a non-diversified fund, which requires shareholder approval, New York Life Investments and the Board believe that a combined proxy statement seeking shareholder approval of both Proposals will reduce the potential for shareholder confusion.

Comment 9: Please revise and confirm that the factors include all material ones and the conclusions thereto that form the basis of the conclusions of the Board. Please also disclose and describe any material considerations that are adverse to the Proposal.

Response: We confirm that the disclosure summarizes the material factors and information considered by the Board in evaluating Proposal One.

Comment 10: Given the adviser / subadviser relationship, it is unclear how much investors will save from the reduced fees of the subadviser. However, the disclosure on the previous page notes that New York Life Investments has also agreed to lower the management fee. Please add disclosure on the management fee to allow shareholders to understand the impact of the lower subadvisory fee.

Response: We have made the change as requested.

Comment 11: Please revise to more clearly explain that because the subadvisor is paid by the adviser, the shareholder would not experience the savings identified in the following paragraph. Additionally, rather than saying the reduced subadvisory fees will have resulted in New York Life Investments retaining a larger portion, please specify how much more.

If the new subadvisory fee schedule had been in place for the fiscal year ended December 31, 2017, on a pro forma basis the subadvisory fees payable to FIAM would have been $3,217,404, which is $1,315,484 less than the actual subadvisory fees paid to MFS for the fiscal year ended December 31, 2017, representing a 29% decrease in the effective subadvisory fee.  Because subadvisory fees are paid by New York Life Investments, and not the Portfolio, the reduced effective subadvisory fee would have resulted in New York Life Investments retaining a larger portion of the management fee.

Response: We have made the change as requested.

Comment 12: Please disclose the information required by Item 22(a)(3)(iv). Also, since the disclosure states that changes will increase the portion of the fee retained, please include whether the changes will increase the total fee retained by NYL.

Response: We have made the change as requested.

Comment 13: Please update the assets under management by FIAM.

Response: We have made the change as requested.

Comment 14: Please disclose the information required by Item 22(c)(3) – (4).

Response: We have made the change as requested.

Comment 15: Move Exhibit B to the body of the proxy.

Response: We have revised this disclosure as requested.

Comment 16: In the section describing Douglas Simmons, please revise to clarify Mr. Simmons’s role at FIAM specifically.

Response: We have made the change as requested.

Comment 17: Revise in plain English:

Funds like the Portfolio tend to have more concentrated benchmarks with limited investable opportunity sets.

Response: We have revised this disclosure as requested.

Comment 18: Proposal Two: Consider providing additional details related to the additional impact of becoming non-diversified, including as a result of the changes to the Portfolio’s principal investment strategies, concentration, etc. as part of the Repositioning, if any.

Response: We do not expect additional material impacts other than those already described in the Proxy or the supplement to the Portfolio’s Prospectus dated September 28, 2018.

Comment 19: Describe what would happen if Proposal One is not approved and specify that neither Proposal is contingent on the approval of the other, if true.

Response: We have revised this disclosure as requested.

Comment 20: Please add that NYLIAC will also proportionately vote any shares held directly by NYLIAC held by it or an affiliate in its own name.

Response: We have made the change as requested.

Comment 21: Please disclose the material terms of the AST contract, the anticipated cost and who is paying the cost.

Response: We have revised this disclosure as requested.

Comment 22: Please update the officers and Trustees ownership of the Portfolio.

Response: We have revised this disclosure as requested.

Comment 23: Exhibit B: Please indicate if FIAM waived, reduced or agreed to reduce its compensation under any applicable contract under Item 22(c)(10).

Response: We have made the change as requested.

Comment 24: Exhibit B: Please update total assets if available.

Response: We have made the change as requested.

Comment 25: Proxy card: Please define “Portfolio” in the proxy card prior to its use in the proxy card.

Response: We have revised this disclosure as requested.

Please contact the undersigned at 201-685-6232 should you have any questions regarding this matter.

Sincerely,

/s/ Y. Rachel Kuo

Y. Rachel Kuo

Assistant Secretary